Frequency Therapeutics, Inc.

19 Presidential Way, 2nd Floor

Woburn, MA 01801

November 20, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	FREQUENCY THERAPEUTICS, INC.

Registration Statement on Form S-3 (Registration No. 333-250099)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-250099) (the “Registration Statement”) of Frequency Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on November 24, 2020, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

FREQUENCY THERAPEUTICS, INC.

By:	/s/ Michael D. Bookman
Name: Michael D. Bookman
Title: Deputy General Counsel

cc:	David L. Lucchino., Frequency Therapeutics, Inc.

John Chory, Esq., Latham & Watkins LLP

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Jennifer A. Yoon, Esq., Latham & Watkins LLP